13. REORGANIZATION
At a regular meeting of the Board of Trustees held on December 7, 2006, the Trustees of the Fund approved a Plan of Reorganization (the "Plan").
Under the Plan, Evergreen Municipal Bond
Fund, also a series of the Trust, will acquire the assets and assume the liabilities of the Fund in exchange for shares of Evergreen Municipal Bond Fund.
A special meeting of shareholders of the Fund will be held on May 21, 2007 to consider and vote on the Plan. On March 28, 2007, materials for this meeting were mailed to shareholders of record on February 28, 2007.